# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Houlihan Lokey, Inc., CIK 0001302215
CUSIP: 441593100
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001360042
Persons authorized to receive notices and communications: Christopher M. Crain, Esq., General Counsel, 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067, (310) 553-8871; Steven B. Stokdyk, Esq., Latham & Watkins LLP, 355 S. Grand Avenue, Los Angeles, California (CA), 90071, (213) 485-1234

## Reporting persons
- A&R Voting Trust (CIK 0001649320): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,799,172; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 15,799,172 (22.5% of the class)
  Comment: Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,329,251 shares of Class A common stock, (ii) 15,361,627 shares of Class B common stock, and (iii) 437,545 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of December 30, 2025.
- Scott Joseph Adelson (CIK 0001360042): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,799,172; sole dispositive power 878,921; shared dispositive power 0; aggregate amount beneficially owned 15,799,172 (22.5% of the class)
  Comment: Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,329,251 shares of Class A common stock, (ii) 15,361,627 shares of Class B common stock, and (iii) 437,545 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of December 30, 2025.
- Scott L Beiser (CIK 0001649212): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,799,172; sole dispositive power 800,413; shared dispositive power 0; aggregate amount beneficially owned 15,799,172 (22.5% of the class)
  Comment: Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,329,251 shares of Class A common stock, (ii) 15,361,627 shares of Class B common stock, and (iii) 437,545 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of December 30, 2025.
- Irwin Gold (CIK 0001122672): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,799,172; sole dispositive power 1,066,385; shared dispositive power 0; aggregate amount beneficially owned 15,799,172 (22.5% of the class)
  Comment: Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,329,251 shares of Class A common stock, (ii) 15,361,627 shares of Class B common stock, and (iii) 437,545 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of December 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Houlihan Lokey, Inc.
Address of issuer's principal executive offices: 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067
Comment:
This Amendment No. 30 to Schedule 13D (this "Amendment") is filed to amend the Schedule 13D (the "Initial Schedule") filed with the Securities and Exchange Commission (the "SEC") on August 28, 2015 by the HL Voting Trust, Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018, June 6, 2018, August 21, 2018, October 31, 2018, June 6, 2019, August 1, 2019, October 7, 2019, November 7, 2019, December 31, 2019, February 10, 2020, March 19, 2020, April 10, 2020, May 26, 2020, November 09, 2020, April 18, 2022, June 24, 2022, March 20, 2023, October 6, 2023, April 2, 2024, August 23, 2024, September 20, 2024 and August 28, 2025 (the Initial Schedule as amended, the "Schedule"). This Amendment is filed to report the amendment and restatement of the Voting Trust Agreement ("A&R Voting Trust") and reflect the decrease to outstanding ownership controlled by the A&R Voting Trust.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

Since Amendment No. 29 filed on August 28, 2025 and through December 30, 2025, there was a net decrease of 412,933 shares of Class B common stock in the A&R Voting Trust, due to (i) the conversion of 101,960 shares of Class B common stock and subsequent donation or estate planning transfer of the 101,960 shares of Class A common stock, (ii) the forfeiture of 50,260 shares of Class B common stock in connection with terminations of employment, (iii) the withholding of 2,527 shares of Class B common stock for the payment of taxes, (iv) the issuance of 27,671 vested shares of Class B common stock in connection with acquisitions, (v) the granting of 19,877 shares of Class B common stock in connection with new equity incentive awards, (vi) the issuance of restricted stock units convertible into 3,640 shares of Class B common stock, and (vii) the conversion of 309,374 shares of Class B common stock and subsequent sale of 309,374 of such shares of Class A common stock in the open market.

Since Amendment No. 29 dated August 28, 2025 and through December 30, 2025, Mr. Gold: (i) converted an aggregate of 6,811 shares of Class B common stock into Class A common stock and subsequently sold such shares of Class A common stock; and (ii) converted an aggregate of 5,000 shares of Class B common stock into Class A common stock and subsequently donated such shares of Class A common stock. These shares are included in the transactions described above in this Item 3.

Since Amendment No. 29 dated August 28, 2025 and through December 30, 2025, Mr. Beiser: (i) converted an aggregate of 8,000 shares of Class B common stock into Class A common stock and subsequently donated such shares of Class A common stock. These shares are included in the transactions described above in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
5(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is hereby amended and restated as set forth below.

Reporting Person - A&R Voting Trust
Amount beneficially owned:- 15,799,172 (1)
Percent of class:- 22.5% (2)

Reporting Person - Scott Joseph Adelson
Amount beneficially owned:- 15,799,172 (1)
Percent of class:- 22.5% (2)(5)

Reporting Person - Scott L Beiser
Amount beneficially owned:- 15,799,172 (1)
Percent of class:- 22.5% (2)(3)

Reporting Person - Irwin Gold
Amount beneficially owned:- 15,799,172 (1)
Percent of class:- 22.5% (2)(4)

(1) Pursuant to the A&R Voting Trust Agreement, Messrs. Adelson, Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.

(2) Based upon (i) 54,329,251 shares of Class A common stock, (ii) 15,361,627 shares of Class B common stock, and (iii) 437,545 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of December 30, 2025.

(3) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Beiser retains dispositive control over the 800,413 shares of Class B common stock he owns (the "Beiser Shares"), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer's Class A common stock. The Beiser Shares include 26,029 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Gold retains dispositive control over 1,066,385 shares of Class B common stock he owns (the "Gold Shares"), which represents a dispositive power beneficial ownership percentage of 1.9% of the Issuer's Class A common stock. The Gold Shares include 19,319 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(5) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Adelson retains dispositive control over the 878,921 shares of Class B common stock he owns (the "Adelson Shares"), which represents a dispositive power beneficial ownership percentage of 1.6% of the Issuer's Class A common stock. The Adelson Shares include 39,905 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person - A&R Voting Trust
Sole Voting Power - 0
Shared Voting Power - 15,799,172 (1)
Sole Dispositive Power - 0
Shared Dispositive Power - 0

Reporting Person - Scott Joseph Adelson
Sole Voting Power - 0
Shared Voting Power - 15,799,172 (1)
Sole Dispositive Power - 878,921 (4)
Shared Dispositive Power - 0

Reporting Person - Scott L Beiser
Sole Voting Power - 0
Shared Voting Power - 15,799,172 (1)
Sole Dispositive Power - 800,413 (2)
Shared Dispositive Power - 0

Reporting Person - Irwin Gold
Sole Voting Power - 0
Shared Voting Power - 15,799,172 (1)
Sole Dispositive Power - 1,066,385 (3)
Shared Dispositive Power - 0

(1) Pursuant to the A&R Voting Trust Agreement, Messrs. Adelson, Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 15,799,172 shares of Class B common stock subject to the A&R Voting Trust as of December 30, 2025. This amount includes 437,545 shares of Class B common stock issuable upon vesting of restricted stock units.

(2) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Beiser retains dispositive control over the 800,413 shares of Class B common stock he owns (the "Beiser Shares"), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer's Class A common stock. The Beiser Shares include 26,029 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(3) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Gold retains dispositive control over 1,066,385 shares of Class B common stock he owns (the "Gold Shares"), which represents a dispositive power beneficial ownership percentage of 1.9% of the Issuer's Class A common stock. The Gold Shares include 19,319 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4) Each HL Holder retains sole dispositive power over their shares deposited in the A&R Voting Trust. As a result, Mr. Adelson retains dispositive control over the 878,921 shares of Class B common stock he owns (the "Adelson Shares"), which represents a dispositive power beneficial ownership percentage of 1.6% of the Issuer's Class A common stock. The Adelson Shares include 39,905 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 5, or elsewhere in this Schedule, no transactions in the shares reported in this Schedule were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule is hereby amended and supplemented by the addition of the following:

On December 30, 2025, the Issuer entered into an amended and restated voting trust agreement (the "A&R Voting Trust Agreement"), by and among the Issuer and the trustees named therein (collectively, the "Trustees"), that amends and restates in its entirety that certain Voting Trust Agreement which governs the A&R Voting Trust, as amended by that certain Amendment No. 1 dated August 28, 2015, and that certain Amendment No. 2 dated October 18, 2018. A Special Committee of the Board of Directors of the Issuer, comprised of disinterested directors (excluding the the Trustees) reviewed with the assistance of independent counsel and unanimously approved the A&R Voiting Trust Agreement.

The A&R Voting Trust Agreement, among other things, revises the termination provisions to provide that the A&R Voting Trust Agreement shall terminate on the earliest of (i) the written agreement of the Issuer and the Trustees, (ii) 10 years after the date (the "Final Conversion Date") on which all of the Issuer's issued Class B common stock automatically converts into Class A common stock pursuant to the Issuer's charter or (iii) at such time as the trust holds less than 5% of the Issuer's total outstanding shares of common stock.

The A&R Voting Trust Agreement also adds a requirement that, if, at any time after the Final Conversion Date, to the extent that the trust holds more than 30% of the Issuer's total outstanding shares of common stock (any such shares, "Excess Shares"), the trustees shall vote the Excess Shares, on any proposal submitted to the stockholders of the Issuer, in the same proportion as the shares held by all other stockholders are voted on any such proposal.

The A&R Voting Trust Agreement also adds a provision allowing former employees who have not been employed by the Issuer for at least 12 months to have their shares released from the trust after the Final Conversion Date. In addition, the A&R Voting Trust Agreement expands the circumstances under which employees are permitted to withdraw shares from the trust to include withdrawals made in connection with certain pledging, hedging, monetization, or other similar transactions to the extent permitted by the Issuer's insider trading policy.

For a more complete description of the A&R Voting Trust Agreement, reference is made to the full text of the A&R Voting Trust Agreement, a copy of which is filed as Exhibit 9.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Amendment to Schedule 13D filed September 24, 2024)

99.2 Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3 Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

99.4 Power of Attorney of Scott J. Adelson (incorporated by reference to Exhibit 99.4 of the Amendment to Schedule 13D filed September 24, 2024)

99.5 Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Issuer's Current Report on Form 8-K filed December 30, 2025)

## Signatures
- A&R Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Scott L. Beiser, Trustee (01/02/2026)
- A&R Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Irwin N. Gold, Trustee (01/02/2026)
- A&R Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Scott Joseph Adelson, Trustee (01/02/2026)
- Scott Joseph Adelson: /s/ J. Lindsey Alley, Attorney-in-Fact for Scott Joseph Adelson (01/02/2026)
- Scott L Beiser: /s/ J. Lindsey Alley, Attorney-in-Fact for Scott L Beiser (01/02/2026)
- Irwin Gold: /s/ J. Lindsey Alley, Attorney-in-Fact for Irwin Gold (01/02/2026)